SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 15, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

At.:       Superintendent of Company Relations – SEP

Company Oversight Department 1 – GEA-1

Ref.: Official Letter 377/2023/CVM/SEP/GEA-1 - BRASKEM - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 377/2023/CVM/SEP/GEA-1 ("Official Letter"), dated December 14, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Dear Sirs,

1. We refer to the news item published on this date on the Carta Capital Online news portal, under the title: "MPF and AGU accuse Braskem of not complying with injunction and ask for R$1 billion to be blocked from the company's accounts", which contains the following statements:

The Federal Public Prosecutor's Office, the Federal Attorney General's Office and the Alagoas Public Prosecutor's Office have asked the courts to block R$1 billion from Braskem after the company failed to comply with a court injunction. The request was made on Thursday 14th.

The request comes after a hearing between the bodies and Braskem on Tuesday 12th. The purpose of the conciliation hearing was to discuss the possibility of paying indemnity for new areas of Maceió affected by mining activity.

According to the MPF, however, the hearing did not result in an agreement. In a statement, the agency accuses the company of not having presented a 'proposal for progress in the treatments’. The MPF also states that Braskem 'failed to present a timetable for the immediate implementation of the measures determined in the injunction'.

‘The company has argued that it has technical disagreements and that it intends to appeal the decision that determined the compensation of properties in the new areas covered by the Map of Priority Action Lines (risk map), either through the Financial Compensation Program (PCF) or through the devaluation of the property. The updated map includes properties in part of Bom Parto, Rua Marquês de Abrantes and Vila Saém, as well as properties in the Farol neighborhood, all as a monitoring area, whose relocation is optional," the MPF said in the statement.

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Faced with non-compliance with the injunction, the institutions jointly decided to petition the courts to set a fine for the company. The argument mentions urgency in view of the situation of extreme social vulnerability of the residents of Bom Parto.

The request to block the amounts should be heard in the next few days. Braskem has yet to comment on the request.

2. In view of the above, we request that you clarify whether the news is true, and, if so, explain the reasons why you understood that it is not a material fact, as well as comment on other information considered important on the topic.”

In this regard, Braskem confirms that it became aware of a request for precautionary blocking in the amount of approximately R$1 billion in the Company's bank accounts in the context of the Public Civil Action filed by the Federal Public Prosecutors Office, Public Prosecutors Office of the State of Alagoas and Federal Public Defender's Office against the Company and the Municipality of Maceió, which was the subject of the Material Fact of November 30, 2023. To date, there has been no determination regarding such blocking, which is why a Material Fact was not disclosed.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, December 15, 2023.

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.